June 2, 2015	TSX-V: HNC

Hard Creek announces share consolidation, financing

(VANCOUVER) – Mark Jarvis, President of Hard Creek Nickel Corp. (TSX-V – HNC) announced today that the company plans to consolidate its capital on a five to one basis and raise up to $510,000 in flow-thru and non-flow-thru private placements priced on a post consolidated basis.

The Company announces a non-brokered private placement of up to 3 million units at a post consolidated price of $0.05 per unit for gross proceeds of up to $150,000. Each unit will consist of one share and one warrant with a two year term. Each warrant will be exercisable at a strike price of $0.05 for one year after closing and at a strike price of $0.07 in the second year. Finder’s fees may be payable on a portion of the private placement consisting of 6% in cash plus 6% Finder Warrants. Each Finder Warrant will be exercisable at a strike price of $0.05 for one year.

Proceeds of the private placement will be used for general working capital.

The Company also announces a non-brokered flow-thru private placement of up to 6 million units at a post-consolidated price of $0.06 per unit for gross proceeds of up to $360,000. Each unit will consist of one flow-thru share and one non flow-thru warrant. Each warrant will be exercisable at a strike price of $0.06 for a term of one year. Finder’s fees may be payable on a portion of the private placement consisting of 6% in cash plus 6% Finder Warrants. Each Finder Warrant will be exercisable at a strike price of $0.06 for one year.

Proceeds of the flow-thru private placement will be used for exploration activities, including drilling, in the Attic zone of the Turnagain ultramafic complex. Minerals targeted in this area are platinum, palladium and copper.

Management and insiders may participate in up to 20% of the private placements. No control blocks will be created as a result of the private placements.

The share consolidation is subject to regulatory and shareholder approval. The private placements are subject to regulatory approval.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

Neither the TSX Venture Exchange nor its’ Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com